October 10, 2019

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

       Re: Sharing Economy International Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 9, 2018
           File No. 001-34591

Dear Mr. Wu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:    Thomas E. Puzzo